UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PAR PETROLEUM CORPORATION

(Name of Issuer)

Common stock, $0.01 par value

(Title of Class of Securities)

69888T108

(CUSIP Number)

Mark Strefling

Whitebox Advisors, LLC

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

(612) 253-6001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69888T108

1	NAME OF REPORTING PERSON Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 74,538,118 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 74,538,118 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,538,118 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 296,869,397 shares of Common Stock issued and outstanding after the closing of the Offering (as defined in Item 3), as reported in the Issuer’s Current Report on Form 8-K filed on September 27, 2013, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

SEC 1746 (12-91)

CUSIP No. 69888T108

1	NAME OF REPORTING PERSON Whitebox Asymmetric Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,630,102 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,630,102 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,630,102 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 296,869,397 shares of Common Stock issued and outstanding after the closing of the Offering (as defined in Item 3), as reported in the Issuer’s Current Report on Form 8-K filed on September 27, 2013, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

SEC 1746 (12-91)

CUSIP No. 69888T108

1	NAME OF REPORTING PERSON Whitebox Asymmetric Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,630,102 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,630,102 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,630,102 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 296,869,397 shares of Common Stock issued and outstanding after the closing of the Offering (as defined in Item 3), as reported in the Issuer’s Current Report on Form 8-K filed on September 27, 2013, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

SEC 1746 (12-91)

CUSIP No. 69888T108

1	NAME OF REPORTING PERSON Whitebox Multi-Strategy Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,723,794 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,723,794 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,723,794 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 296,869,397 shares of Common Stock issued and outstanding after the closing of the Offering (as defined in Item 3), as reported in the Issuer’s Current Report on Form 8-K filed on September 27, 2013, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

SEC 1746 (12-91)

CUSIP No. 69888T108

1	NAME OF REPORTING PERSON Whitebox Multi-Strategy Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,723,794 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,723,794 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,723,794 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 296,869,397 shares of Common Stock issued and outstanding after the closing of the Offering (as defined in Item 3), as reported in the Issuer’s Current Report on Form 8-K filed on September 27, 2013, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

SEC 1746 (12-91)

CUSIP No. 69888T108

1	NAME OF REPORTING PERSON Whitebox Credit Arbitrage Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,588,024 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,588,024 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,588,024 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 296,869,397 shares of Common Stock issued and outstanding after the closing of the Offering (as defined in Item 3), as reported in the Issuer’s Current Report on Form 8-K filed on September 27, 2013, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

SEC 1746 (12-91)

CUSIP No. 69888T108

1	NAME OF REPORTING PERSON Whitebox Credit Arbitrage Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,588,024 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,588,024 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,588,024 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 296,869,397 shares of Common Stock issued and outstanding after the closing of the Offering (as defined in Item 3), as reported in the Issuer’s Current Report on Form 8-K filed on September 27, 2013, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

SEC 1746 (12-91)

CUSIP No. 69888T108

1	NAME OF REPORTING PERSON Whitebox Concentrated Convertible Arbitrage Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,946,054 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,946,054 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,946,054 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 296,869,397 shares of Common Stock issued and outstanding after the closing of the Offering (as defined in Item 3), as reported in the Issuer’s Current Report on Form 8-K filed on September 27, 2013, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

SEC 1746 (12-91)

CUSIP No. 69888T108

1	NAME OF REPORTING PERSON Whitebox Concentrated Convertible Arbitrage Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,946,054 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,946,054 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,946,054 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 296,869,397 shares of Common Stock issued and outstanding after the closing of the Offering (as defined in Item 3), as reported in the Issuer’s Current Report on Form 8-K filed on September 27, 2013, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

SEC 1746 (12-91)

CUSIP No. 69888T108

1	NAME OF REPORTING PERSON Pandora Select Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,821,857 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,821,857 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,821,857 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 296,869,397 shares of Common Stock issued and outstanding after the closing of the Offering (as defined in Item 3), as reported in the Issuer’s Current Report on Form 8-K filed on September 27, 2013, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

SEC 1746 (12-91)

CUSIP No. 69888T108

1	NAME OF REPORTING PERSON Pandora Select Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,821,857 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,821,857 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,821,857 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 296,869,397 shares of Common Stock issued and outstanding after the closing of the Offering (as defined in Item 3), as reported in the Issuer’s Current Report on Form 8-K filed on September 27, 2013, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

SEC 1746 (12-91)

CUSIP No. 69888T108

1	NAME OF REPORTING PERSON Whitebox Special Opportunities Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,432,275 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,432,275 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,432,275 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 296,869,397 shares of Common Stock issued and outstanding after the closing of the Offering (as defined in Item 3), as reported in the Issuer’s Current Report on Form 8-K filed on September 27, 2013, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

SEC 1746 (12-91)

CUSIP No. 69888T108

1	NAME OF REPORTING PERSON Whitebox Special Opportunities Fund, LP – Series O
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,432,275 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,432,275 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,432,275 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 296,869,397 shares of Common Stock issued and outstanding after the closing of the Offering (as defined in Item 3), as reported in the Issuer’s Current Report on Form 8-K filed on September 27, 2013, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

SEC 1746 (12-91)

CUSIP No. 69888T108

1	NAME OF REPORTING PERSON Whitebox Institutional Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,863,073 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,863,073 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,863,073 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 296,869,397 shares of Common Stock issued and outstanding after the closing of the Offering (as defined in Item 3), as reported in the Issuer’s Current Report on Form 8-K filed on September 27, 2013, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

SEC 1746 (12-91)

CUSIP No. 69888T108

1	NAME OF REPORTING PERSON Whitebox Tactical Opportunities Fund, a series of Whitebox Mutual Funds a Delaware Statutory Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 532,939 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 532,939 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 532,939 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IV

*	Percent of class is calculated based on 296,869,397 shares of Common Stock issued and outstanding after the closing of the Offering (as defined in Item 3), as reported in the Issuer’s Current Report on Form 8-K filed on September 27, 2013, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

SEC 1746 (12-91)

EXPLANATORY NOTE: This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common stock, $0.01 par value per share (the “Common Stock”) of Par Petroleum Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 800 Gessner Road, Suite 875, Houston, Texas 77024. This Amendment No. 2 amends and supplements, as set forth below, the Schedule 13D filed by Whitebox Advisors, LLC and certain related parties (the “Reporting Persons”) with respect to the Issuer on September 11, 2012 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D filed on February 28, 2013 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein. Unless otherwise stated herein, the Schedule 13D remains in full force and effect.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a) The following additional entities are included as Reporting Persons on whose behalf this statement on Schedule 13D is being filed:

(i)	Whitebox Special Opportunities Advisors, LLC, a Delaware limited liability company (“WSOA”);

(ii)	Whitebox Special Opportunities Fund, L.P. – Series O, a Delaware limited partnership (“WSOF”);

(iii)	Whitebox Institutional Partners, L.P., a Delaware limited partnership (“WIP”); and

(iv)	Whitebox Tactical Opportunities Fund, a series of Whitebox Mutual Funds, a Delaware Statutory Trust (“WTOF”).

As a result of the termination of the investment manager relationship between Whitebox Advisors, LLC (“WA”) and HFR RVA Combined Master Trust (“HFR”), WA no longer has the power to vote and dispose of any shares of Common Stock held by HFR. Consequently, HFR is no longer considered a Reporting Person for purposes of this statement on Schedule 13D.

WA, as the managing member and sole owner of WSOA, has the power to direct the affairs of WSOA, which manages accounts for the benefit of its client funds which include WSOF. WSOA has the power to direct the affairs of these client funds, including the power to vote and dispose of the shares of Common Stock held by its client funds and decision-making power with respect to the disposition of the proceeds from the sale of such Common Stock.

WA, as the general partner of and investment advisor to WIP, has the power to direct the affairs of WIP, including the power to vote and dispose of the shares of Common Stock held by WIP and decision-making power with respect to the disposition of the proceeds from the sale of such Common Stock.

WA is the investment advisor authorized and appointed as WTOF’s agent and attorney-in-fact with the power to direct the affairs of WTOF including the power to vote and dispose of the shares of Common Stock held by WTOF and decision-making power with respect to the disposition of the proceeds from the sale of such Common Stock.

Based on the relationships described herein, these entities may be deemed to be part of a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that these entities and the other Reporting Persons are a group, or have agreed to act as a group.

(b)	The principal business and office address of WSOA, WSOF, WIP and WTOF is:

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

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Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As further described in Item 4 below, certain of the Reporting Persons (WAP, WMSP, WCRAP, WCCAP, PSP, WSOF, WIP and WTOF, collectively referred to as the “Reporting Investors”) and other accredited investors (each an “Investor” and collectively, the “Investors”) entered into a Common Stock Purchase Agreement with the Issuer dated as of September 10, 2013 (the “Common Stock Purchase Agreement”) pursuant to which the Investors purchased from the Issuer, in connection with the Acquisition (as defined in Item 4 below), an aggregate of $200,000,000 of newly issued Common Stock of the Issuer at a price of $1.39 per share in a private placement transaction (the “Offering”). Pursuant to the Common Stock Purchase Agreement, the Reporting Investors collectively paid $46.3 million for the purchase of 33,308,717 shares of Common Stock of the Issuer in the Offering. The Offering closed on September 25, 2013. The source of the funds for this purchase was capital contributions to the Reporting Investors.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the acquisition by a subsidiary of the Issuer of Tesoro Hawaii, LLC and its wholly owned subsidiary, Smiley’s Super Service, Inc. (the “Acquisition”), the Issuer conducted the Offering under the terms of the Common Stock Purchase Agreement pursuant to an exemption from registration provided under the Securities Act. The proceeds of the Offering were used by the Issuer to fund the Acquisition, to repay indebtedness outstanding and other obligations under the Issuer’s Delayed Draw Term Loan Credit Agreement dated as of August 31, 2012 (as amended, amended and restated, modified, supplemented, extended, renewed, restated or replaced from time to time) and for working capital and general corporate purposes of the Issuer and its subsidiaries.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) See Items 11 and 13 of the cover pages to this Amendment No. 2 for the aggregate number and percentage of outstanding shares of Common Stock that are beneficially owned by each of the Reporting Persons as of October 2, 2013. Calculation of the percentages of outstanding shares of Common Stock beneficially owned were based on 296,869,397 shares of Common Stock outstanding after the Offering, as reported in the Issuer’s Current Report on Form 8-K filed on September 27, 2013. The 3,326,574 shares of Common Stock issuable upon exercise of the Warrants held by certain of the Reporting Persons have been included in the number of shares of Common Stock deemed outstanding for purposes of these calculations.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of October 2, 2013 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except as described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

As described in Items 3 and 4 above, the Reporting Investors entered into the Common Stock Purchase Agreement with the Issuer for the purchase of 33,308,717 shares of Common Stock of the Issuer at an aggregate price of $46.3 million. The Common Stock Purchase Agreement contains representations from each Investor as to such Investor’s status as an accredited investor and such Investor’s level of financial sophistication. The Common Stock Purchase Agreement also contains other customary terms and conditions, including representations, warranties and covenants, provisions regarding payment of fees and expenses in connection with the Offering and indemnification rights and obligations. The transactions contemplated by the Common Stock Purchase Agreement closed on September 25, 2013 (the “Closing Date”).

The Issuer entered into a Registration Rights Agreement with the Investors dated as of September 25, 2013 (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, as soon as reasonably practicable after the Closing Date, but no later than sixty calendar days following the Closing Date, the Issuer must prepare and file a registration statement with the Securities and Exchange Commission for the resale of the shares of Common Stock sold by the Issuer in the Offering (the “Registrable Shares”). The Issuer is required to keep such registration statement effective from the date of first effectiveness until the earliest to occur of: (i) the Investors have sold all of the Registrable Shares, (ii) all of the Registrable Shares may be sold by the Investors without volume restrictions pursuant to Rule 144 under the Securities Act of 1933, as amended or (iii) the third anniversary of the effective date of such registration statement. The Registration Rights Agreement also provides Investors who hold an aggregate of $50 million of Registrable Shares the right to demand an underwritten public offering of their Registrable Shares (an “Underwritten Registration”). Such Investors may request up to three Underwritten Registrations under the Registration Rights Agreement, but are limited to one such demand request in any 365-day period.

In the event any registration statement (except in connection with an Underwritten Registration) (i) is not filed with the SEC on or prior to the applicable filing deadline as set forth in the Registration Rights Agreement, (ii) is not declared effective by the SEC (or otherwise does not become effective) for any reason on or prior to the applicable effectiveness deadline as set forth in the Registration Rights Agreement or (iii) does not remain effective for the applicable effectiveness period specified in the Registration Rights Agreement, then the Issuer shall pay the Investors liquidated damages equal to 0.25% of each Investor’s allocated purchase price for its Registrable Shares per month or portion thereof from the date a triggering event occurred up to the cure of such triggering event, but such liquidated damages shall not in any event exceed 0.75% of each Investor’s allocated purchase price.

The foregoing descriptions of the Common Stock Purchase Agreement and the Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are attached as Exhibit 99.7 and Exhibit 99.8 hereto and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	List of Executive Officers of Whitebox Advisors, LLC and certain information regarding such persons (incorporated herein by reference to Exhibit 99.1 to the Original Schedule 13D filed on September 11, 2012 by the Reporting Persons).

99.2	Joint Filing Agreement, dated September 10, 2012, among the Reporting Persons (incorporated herein by reference to Exhibit 99.2 to the Original Schedule 13D filed on September 11, 2012 by the Reporting Persons).

99.3	Registration Rights Agreement, dated as of August 31, 2012 (incorporated herein by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Par Petroleum Corporation on September 7, 2012)

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99.4	Warrant Issuance Agreement (incorporated herein by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by Par Petroleum Corporation on September 7, 2012)

99.5	Stockholders Agreement (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Par Petroleum Corporation on September 7, 2012)

99.6	Information regarding sales of Issuer’s common stock by the Reporting Persons since the filing of the Original Schedule 13D (incorporated by reference to Exhibit 99.6 to Amendment No. 1 to the Original Schedule 13D filed by Par Petroleum on February 28, 2013).

99.7	Common Stock Purchase Agreement, dated as of September 10, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by Par Petroleum on September 13, 2013).

99.8	Registration Rights Agreement, dated as of September 25, 2013 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed by Par Petroleum on September 27, 2013).

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2013

WHITEBOX ADVISORS, LLC

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX ASYMMETRIC ADVISORS, LLC
WHITEBOX MULTI-STRATEGY ADVISORS, LLC
WHITEBOX CREDIT ARBITRAGE ADVISORS, LLC
WHITEBOX CONCETNRATED CONVERTIBLE ARBITRAGE ADVISORS, LLC
PANDORA SELECT ADVISORS, LLC
WHITEBOX SPECIAL OPPORTUNITIES ADVISORS, LLC

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX ASYMMETRIC PARTNERS, L.P.

By:	Whitebox Asymmetric Advisors, LLC
General Partner

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.

By:	Whitebox Multi-Strategy Advisors, LLC
General Partner

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

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WHITEBOX CREDIT ARBITRAGE PARTNERS, L.P.

By:	Whitebox Credit Arbitrage Advisors, LLC
General Partner

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX CONCENTRATED CONVERTIBLE ARBITRAGE PARTNERS, L.P.

By:	Whitebox Concentrated Convertible Arbitrage Advisors, LLC
General Partner

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

PANDORA SELECT PARTNERS, L.P.

By:	Pandora Select Advisors, LLC
General Partner

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX SPECIAL OPPORTUNITIES FUND, L.P. – SERIES O

By:	Whitebox Special Opportunities Advisors, LLC
General Partner

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

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WHITEBOX INSTITUTIONAL PARTNERS, L.P.

By:	Whitebox Advisors, LLC
General Partner

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX TACTICAL OPPORTUNITIES FUND,
A series of Whitebox Mutual Funds, a Delaware Statutory Trust

By:	Whitebox Advisors, LLC
Investment Advisor

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

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